CONTACT:
          Tim Carroll
          The Hillhaven Corporation
          Vice President, Investor Relations
          (206) 756-4806


                      HILLHAVEN AND NME DISCUSS OWNERSHIP STAKE


          TACOMA, Washington (December 21, 1994) -- The Hillhaven Corporation (NYSE:HIL) confirmed today that it will begin discussions with National Medical Enterprises, Inc. (NYSE:NME) with respect to NME's investment in Hillhaven. Hillhaven will continue to analyze various financial alternatives in order to preserve its flexibility to maximize the long term value for all Hillhaven shareholders.

          Among the alternatives which may be discussed are the issuance by NME of debt or equity securities that would be convertible into Hillhaven common stock, the maintenance by NME of its interest in Hillhaven, or the sale by NME of the Hillhaven common stock in an underwritten secondary offering or otherwise. There can be no assurance that the ongoing discussions will result in any transaction.

          Bruce L. Busby, Hillhaven's Chairman and Chief Executive Officer commented, "Since our spinoff in 1990, we have modified our relationship with NME over time to the mutual benefit of both companies. We view these discussions as an opportunity to further position Hillhaven as a leading healthcare services company with the strategic and financial strength to prosper in our core businesses."

          The Hillhaven Corporation is one of the nation's largest diversified health care providers, operating 363 nursing centers, retirement housing communities and pharmacy outlets in 36 states. Hillhaven offers an extensive array of health care services including subacute care, inpatient and outpatient rehabilitation, orthopedic and stroke recovery programs, post-operative care, long term care, specialized care for Alzheimer's disease, pharmacy services and retirement and assisted living services.


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